PURCHASE OF BUSINESS AGREEMENT

THIS PURCHASE OF BUSINESS AGREEMENT (the “Agreement”’) made and entered into this 26th day of September, 2014 (the “Execution Date”).

BETWEEN:

ERIC ERNST (“Seller 1”) AND HEATHER ERNST (“Seller 2”), located at 2510 N 47th St, STE EE, Boulder Colorado and __________________ respectively (together as the “Sellers”)

OF THE FIRST PART

and

GARB OIL & POWER CORPORATION, a State of Utah Company with its principal place of business located at 1185 Gooden Xing, Largo, Florida 33778 (the “Purchaser”)

OF THE SECOND PART

BACKGROUND

A.	The Sellers together own 100% of Chubby Glass, LLC, a State of Colorado Limited Liability Company, located at 2510 N 47th St, Ste EE, Boulder, Colorado 80302 (the “Corporation”), which carries on its primary business of the manufacturing and sales of glass pipes in the State of Colorado.

B.	The Sellers own 100% of the assets of, and including, the Corporation and desires to sell their entire 100% ownership interest in the Corporation and 100% of the Corporation’s assets (together the “Assets”), to the Purchaser, subject to any exclusions set out in this Agreement and the Purchaser desires to buy the Assets

IN CONSIDERATION of the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

Definitions

1. The following definitions apply in the Agreement:

a. The “Assets” to be included in this Agreement include all assets of the Corporation and the Corporation There are no excluded assets. The details of the Assets being purchased and the Corporations Liabilities being assumed at Closing are in the attached Exhibit A.

b. “Closing” means the completion of the purchase and sale of the Assets as described in this Agreement by the payment of agreed consideration, and the transfer of title to the Assets.

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c. “Parties” means both the Sellers and the Purchaser and “Party” means any one of them.

Sale

2. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, and conditions set out in this A; Agreement, the Sellers agree to sell the Assets to the Purchaser and the Purchaser agrees to purchase the Assets from the Sellers.

Purchase Price

3. The Parties agree that the Purchase Price for the Assets is in the amount of $189,000.00 (One hundred eighty nine thousand dollars and no cents) to be allocated among the Assets as included in Exhibit A and subject to required adjustments that are agreed upon by the Parties.

4. The Parties agree to co-operate in the filing of elections under the Internal Revenue Code and under any other applicable taxation legislation, in order to give the required or desired effect to the allocation of the Purchase Price.

Closing

5. The Closing of the purchase and sale of the Assets will take place on or before December 31, 2014 (the “Closing Date”) at the offices of the Sellers or at such other rime and place as the Parties mutually agree.

6. At Closing and upon the Purchaser paying the portion of the Purchase Price that is required at the Closing as detailed under Item 8. Payment below to the Sellers, the Sellers will deliver the Assets to the Purchaser. The Sellers will deliver to the Purchaser possession of the Assets, free and clear of any liens, charges, rights of third parties, or any other encumbrances, except those detailed in the attached Exhibit A.

7. At Closing and upon the Purchaser paying the required portion of the Purchase Price to the Sellers, the Sellers will provide the Purchaser with duly executed forms and documents evidencing transfer of the Assets, where required including, but not limited to, bills of sale, assignments, assurances, and consents. The Sellers will also cooperate with the Purchaser as needed in order to effect the required registration, recording, and filing with public authorities of the transfer of ownership of the Assets to the Purchaser.

Payment

8. At Closing the amount of $135,000.00 (One hundred thirty five thousand dollars and no cents) representing a portion of the Purchase Price for the Assets will be paid by the Purchaser in one lump sum payment to the Sellers in the form of a certified check, a wire transfer, or a bank draft of immediately available funds. In the case of a direct wire transfer the Sellers will give notice to the Purchaser of the bank account particulars at least 5 business days prior to the Closing Date. The balance of the Purchase Price for the Assets in the amount of $54,000.00 (Fifty four thousand dollars and no cents) is to be paid over eleven (11) consecutive months beginning with the month following the month of the Closing date with ten (10) equal monthly payments in the amount of $5.000.00 (Five thousand dollars and no cents) and the eleventh monthly payment in the amount of $4,000.00 (Four thousand dollars and no cents.)

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9. The Purchaser is responsible for paying all applicable taxes including federal sales tax, state sales tax, duties, and any other taxes or charges payable that are necessary to give effect to the transfer of the Assets from the Sellers to the Purchaser.

Seller’s Representations and Warranties

10. The Sellers represents and warrants to the Purchaser that:

a. The Sellers has full legal authority to enter into and exercise its obligations under this Agreement.

b. The Corporation is a corporation duly incorporated or continued, validly existing, and in good standing and has all requisite authority to carry on business as currently conducted.

c. The Sellers have all necessary corporate power, authority and capacity to enter into this Agreement and to carry out their obligations. The execution and delivery of this Agreement, and this transaction has been duly reviewed and authorized by and on the part of the Sellers.

d. The Sellers are the absolute beneficial owner of the Assets, with good and marketable title, free and clear of any liens, charges, encumbrances or rights of others. The Sellers are exclusively entitled to possess and dispose of the Assets.

e. To the best knowledge of the Sellers there is no pending or anticipated claim against the Assets or against the Sellers’s ownership or title in the Assets or against the Sellers’s right to dispose of the Assets.

f. No third party contract is outstanding that could result in a claim against or affecting the Assets in whole or in part either now or in the future.

g. The Corporation does not have any outstanding contracts, agreements, or commitments of any kind, written or oral, with any third party regarding the Assets, except for the material contracts described in, and attached to this Agreement. The Sellers represents and warrants that no default or breach exists with regard to any presently outstanding material contract.

h. Execution of this Agreement will not hinder or unfairly disadvantage any pre-existing creditor.

i. There has been no act or omission by the Sellers that would give rise to any valid claim relating to a brokerage commission, finder’s fee, or other similar payment.

j. The Sellers are residents of the United States for the purposes of the Internal Revenue Code.

k. The Corporation has withheld all amounts required to be withhold under income tax legislation and has paid all amounts owing to the proper authorities.

1. The Corporation is not bound by any written or oral pension plan or collective bargaining agreement or obligated to make any contributions under any retirement income plan, deferred profit sharing plan or similar plan.

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m. The Corporation will not hire any new employees, or substantially change the role or title of any existing employees, provide unscheduled or irregular increases in salary or benefits to employees, or institute any significant changes to the terms of any employees’ employment, after signing this Agreement, unless the Purchaser provides written consent

n. There are no claims threatened or pending against the Corporation by any current or past employee relating to any matter arising from or relating to the employment of the employee.

o. The Assets, while owned by the Sellers, have been maintained at all times in accordance with standard industry practice. The Sellers further warrants that all tangible assets are in good working order.

p. The Corporation is operating in accordance with all applicable laws, rules, and regulations of the jurisdictions in which it is carried on. In compliance with such laws, the Sellers have duly licensed, registered, or qualified the Corporation with the appropriate public authorities.

q. The Corporation maintains insurance policies oil the Assets, of full force and effect, and of adequate value as would be reasonable in its industry. The Corporation has neither defaulted under these insurance policies, as a result of failure to pay premiums or due to any other cause, nor has the Corporation failed to give notice or make a claim under these insurance policies in a timely manner.

r. The Corporation owns or is licensed to use all necessary software and it can continue to use any and all computerized records, files and programs into the foreseeable future in the same manner as before the Closing Date.

s. The Corporation has filed all tax reports and returns required in the operation of the Corporation and has paid all taxes owed to all taxing authorities, including foreign taxing authorities, except amounts that are being properly contested by the Sellers, the details of this contest having been provided to the Purchaser.

t. This Agreement has been duly executed and delivered by the Sellers and constitutes a legal and binding obligation of the Sellers, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the nights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

11. The representations and warranties given in this Agreement are the only representations and warranties. No other representation or warranty, either expressed or implied, has been given by the Sellers to the Purchaser, including, without limitation, any representations or warranties regarding the merchantability of the Assets or their fitness for a particular purpose.

12. The Sellers warrant to the Purchaser that each of the representations and warranties made by them are accurate and not misleading at the Closing Date. The Sellers acknowledge that the Purchaser is entering into this Agreement in reliance on cash warranty and representation.

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13 Where the Purchaser has a claim against the Sellers relating to one or more representations or warranties made by the Sellers, the Sellers will have no liability to the Purchaser unless the Purchaser provides notice in writing to the Sellers containing full details of the claim on or before the third anniversary of the Closing Date.

14. Where the Purchaser has a claim against the Sellers relating to one or more representations or warranties made by the Sellers, and the Purchaser is entitled to recover damages from a third party then the amount of the claim against the Sellers will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Purchaser in recovering the amount from the third party.

Purchaser’s Representations and Warranties

15. The Purchaser represents and warrants to the Sellers the following:

a. The Purchaser has full legal authority to enter into and exercise its obligations under this Agreement.

b. The Purchaser commits to having the funds available to pay the portion of the Purchase Price that is due at Closing as disclosed to the Sellers and any expenses accumulated by the Purchaser in connection with this Agreement and the Purchaser has not incurred any obligation, commitment, restriction, or liability of any kind, absolute or contingent, present or future, which would adversely affect its ability to perform its obligations under this Agreement.

c. The Purchaser has not committed any act or omission that would give rise to any valid claim relating to a brokerage commission, finder’s fee, or other similar payment.

d. The Purchaser is domiciled in the United States for the purposes of the Internal Revenue Code.

e. This Agreement has been duly executed by the Purchaser and constitutes a legal and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

f. The Purchaser has no knowledge that any representation or warranty given by the Sellers in this Agreement is inaccurate or false.

16. The representations and warranties given in this Agreement are the only representations and warranties. The Purchaser has given no other representation or warranty, either expressed or implied, to the Sellers.

17. The Purchaser warrants to the Sellers that each of the representations and warranties made by it is accurate and not misleading at the date of Closing. The Purchaser acknowledges that the Sellers are entering into this Agreement in reliance on each warranty and representation.

18. Where the Sellers have a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, the Purchaser will have no liability to the Sellers unless the Sellers provide notice in writing to the Purchaser containing full details of the claim on or before the third anniversary of the Closing Date.

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19. Where the Sellers have a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, and the Sellers are entitled to recover damages from a third party then the amount of the claim against the Purchaser will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Sellers in recovering the amount from the third party.

Conditions Precedent to be Performed by the Purchaser

20. The obligation of the Sellers to complete the sale of the Assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Purchaser, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Sellers and may be waived by the Sellers entirely or in part:

a. All of the representations and warranties made by the Purchase in this Agreement will be true and accurate in all material respects on the Closing Date.

b. The Purchaser will obtain or complete all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or any governmental or public body, required of the Purchaser in connection with the execution of this Agreement.

Conditions Precedent to be Performed by the Sellers

21. The obligation of the Purchaser to complete the purchase of the Assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Sellers, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Purchaser and may be waived by the Purchaser entirely or in part:

a. All of the representations and warranties made by the Sellers in this Agreement will be true and accurate in all material respects on the Closing Date.

b. The Sellers will obtain and complete any and all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or governmental or public body that are required of the Sellers for the proper execution of this Agreement and transfer of the Assets to the Purchaser.

c. No substantial damage to or alteration of the Assets that would adversely affect their value will occur between the date this Agreement is signed and the Closing Date.

d. The Sellers will have obtained any necessary consents for assigning any leases to the Purchaser as well as providing estoppels’ certificates from such owners or landlords that there are no arrears of rent no breaches under such leases and the amount of the security deposits held by such third parties.

e. The Sellers will execute and deliver bills of sale for the Assets in favor of the Purchaser.

f. The Sellers will provide the Purchaser with complete information concerning the operation of the Corporation, in order to put the Purchaser in a position to carry on in the place of the Sellers as former Controlling Parties of the Corporation.

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Disclosure

22. Upon the reasonable request of the Purchaser, the Sellers will, from time to time, allow the Purchaser and its agents, counsel, accountant, employees, or other representatives to have unrestricted access to the premises of the Corporation and to all of the books, records, documents, and accounts of the Corporation, during normal business hours, between the date of this Agreement and the Closing Date, in order for the Purchaser to confirm the representations and warranties given by the Sellers in this Agreement.

Conditions Precedent Not Satisfied

23. If either Party fails to satisfy any condition precedent as set out in this Agreement on or before the Closing Date and the opposite Party does not waiver that condition precedent, then this Agreement will be null and void and there will be no further liability as between the Parties.

Employee

24. The Sellers have represented that only one employee of the Corporation exist as being eligible as a Transferred Employee, which is Seller 1 (Eric Ernst). The Purchaser will provide a written 5-year employment contract to Seller 1 (Eric Ernst). This 5-year employment contract will be subject to execution of this Agreement and successful closing of this transaction. In general, the terms of the 5-year employment contract to be issued to Seller 1 (Eric Ernst) are $5,000.00 (Five thousand dollars and no cents) in monthly salary and yearly reviews for performance-based increases. Employee benefits will also be provided as defined for all of the Purchaser’s employees.

25. The Purchaser will offer employment to any employee of the Corporation who is receiving disability benefits under a disability plan of the Sellers as of the Closing Date on a case-by-case basis upon review of the circumstances and in compliance with state/federal law Those employees receiving disability benefits that will not be considered a Transferred Employee will remain the full responsibility of the Sellers.

26. The Sellers will pay all employee compensation incurred by it up to and including the Closing Date and including all salaries, benefits, bonuses including Share bonuses and Share options and any other compensation owing to all employees up to and including the Closing Date. The Sellers will be responsible for all severance benefits, vacation days, sick days, personal days and other compensated time off accrued by all employees up to and including the Closing Dale.

27. The Sellers are in compliance with all applicable foreign and domestic statutory rules and regulations respecting employment and employment practices and has withheld and reported all amounts required by law with respect to wages and salaries and the Sellers are not liable for any accrued taxes or penalties and are not liable or in arrears to any government or private pension, social security or unemployment insurance authority. The Sellers indemnify the Purchaser for any future liabilities relating to employment and employment practices where the subject of the liability occurred up to and including the Closing Date.

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28. To the best knowledge of the Sellers, no labor dispute is currently in progress, pending or threatened involving the Transferred Employees of the Corporation that would interfere with the normal productivity or production schedules of the Corporation.

29. After the Closing Date, the Purchaser will selectively adopt, assume, and become solely responsible for all Transferred Employee benefit plans including, but not limited to, all health and disability plans and pension plans currently administered by the Sellers that are also provided by the Purchaser to its employees. The Purchaser will collect and pay over to the Sellers any contributions of the Sellers’s employees that relate to periods prior to and including the Closing Date. The Purchaser agrees to waive all waiting or qualification periods and pre-existing conditions and limitations of such plans for the Transferred Employees.

Assumption of Liabilities

30. It is understood and agreed between the Parties that the Purchaser is assuming and will be liable for all listed liabilities, debts or obligations of the Sellers arising out of the ownership or operation of the Corporation prior to and including the Closing Date that are only detailed in Exhibit A that is attached that will be finalized and agreed to at Closing.

31. The Sellers will indemnify and save harmless the Purchaser, its officers, directors, employees, agents and shareholders from and against all costs, expenses, losses, claims, and liabilities, including reasonable legal fees and disbursements or demands for income, sales, excise or other taxes, suffered or incurred by the Purchaser or any of the above mentioned persons arising out of the ownership or operation of the Corporation prior to and including the Closing Date.

Transfer of Third Party Contracts

32. This Agreement should not be construed as an assignment of any third party contract from the Sellers to the Purchaser if the assignment would be a breach of the third party contract.

33. The Purchaser will be solely responsible for acquiring new contracts with third parties where the existing contracts are not legally assignable from the Sellers to the Purchaser.

34. Notwithstanding any other provision in this Agreement to the contrary, the Sellers will not be liable for any losses, costs or damages of any kind including loss of revenue or decrease in value of the Corporation resulting from the failure of the Purchaser to acquire any required third party contracts.

Notices

35. Any notices or deliveries required in the performance of this Agreement will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in this Agreement or as the Parties may later designate in writing.

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Expenses/Costs

36. The Parties agree to pay all their own costs and expenses in connection with this Agreement.

Mediation and Arbitration

37. In the event a dispute arises out of or in connection with this Agreement, the Parties will attempt to resolve the dispute through friendly consultation.

38. If the dispute is not resolved within a reasonable period then any or all outstanding issues may be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of Florida. The arbitrator’s award will be final and judgment may be entered upon it by any court having jurisdiction within the State of Florida.

Severability

39. The Parties acknowledge that this Agreement is reasonable, valid, and enforceable; however, if any part of this Agreement is held by a court of competent jurisdiction to be invalid, it is the intent of the Parties that such provision be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected or invalidated as a result.

40. Where any provision in this Agreement is found to be unenforceable, the Purchaser and the Sellers will then make reasonable efforts to replace the invalid or unenforceable provision with a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the original invalid or unenforceable provision

Governing Law

41. This Agreement will be governed by and construed in accordance with the laws of the State of Florida.

Jurisdiction

42. The courts of the State of Florida are to have jurisdiction to settle any dispute arising out of or in connection with this Agreement.

General Provisions

43. This Agreement contains all terms and conditions agreed to by the Parties. Statements or representations which may have been made by any Party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value to either Party. Only the written terms of this Agreement will bind the Parties.

44. This Agreement may only be amended or modified by a written instrument executed by all of the Parties.

45. A waiver by one Party of any right or benefit provided in this Agreement does not infer or permit a further waiver of that right or benefit, nor does it inferior permit a waiver of any other right or benefit provided in this Agreement.

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46. This Agreement will not be assigned either in whole or in part by any Party without the written consent of the other Party.

47. This Agreement will pass to the benefit of and be binding upon the Parties’ respective heirs, executors, administrators, successors, and permitted assigns.

48. The clauses, paragraphs, and subparagraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

49. All of the rights, remedies and benefits provided in this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law or equity.

50. Time is of the essence in this Agreement.

51. This Agreement may be executed in counterparts.

52. Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 26th day of September, 2014.

/s/ Eric Ernst	(Seller 1)	/s/ Kevin Gilliam	(Witness Seller 1)
Eric Ernst		Print Witness to Seller 1:	Kevin Gilliam

/s/ Heather Ernst	(Seller 2)	/s/ Kevin Gilliam	(Witness Seller 2)
Heather Ernst		Print Witness to Seller 2:	Kevin Gilliam

/s/ Tammy Taylor	(Purchaser)
Tammy Taylor, Chief Executive Officer and President
Garb Oil & Power Corporation

/s/ Heather Fryberger	(Witness Purchaser)
Print Witness to Purchaser:	Heather Fryberger

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ADDENDUM TO THE PURCHASE OF BUSINESS AGREEMENT

This Addendum to the Purchase of Business Agreement is to address the 5-Year Employment Agreement that is to be entered into between Seller 1 (Eric Ernst) and the Purchaser that is referred to in Item 24 of Page 7. Additional general terms of the 1-Year Employment Agreement will include language relating to non-compete and non-circumvent, which language becomes an integral part of the Purchase of Business Agreement as if contained in same with all the rights and remedies of the Purchaser as detailed in the 5-Year Employment Agreement.

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EXHIBIT A

ASSETS BEING PURCHASED

AND

LIABILITIES BEING ASSUMED BY BUYER

[EXHIBIT A IS TO BE COMPLETED AND AGREED TO AT CLOSING.]

ASSETS BEING PURCHASED:

(The Assets being purchased include listing the Corporation name(s), dba names, web sites and their contents, domain name(s), social media, products, client list, intellectual property, etc. and also includes, but not limited to, the following yet to be detailed:

●	Equipment

●	Inventory

●	Confirmed sales orders

●	Business contracts

●	Books, files, and records

●	Trademarks

●	The domain name www.chubbyglass.com

●	Goodwill and business name)

●	Shares representing 100% ownership of the Corporation

LIABILITIES BEING ASSUMED BY BUYER:

(All liabilities being assumed by the Buyer at Closing must be listed below and agreed to by the Buyer. Buyer will also assume any and all liabilities not listed below if the undisclosed liability that is owed is less than $100.00 with an aggregate total of all undisclosed liabilities not listed will be assumed up to an aggregate total of $1,000.00.)

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